SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severn-trent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

5 August 2002

02 AUG 15

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA

02049289

SUPPL

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

Yours faithfully,

M.Woodall

Michelle Woodall
Senior Company Secretarial Assistant

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

Enc.

dlw 9/4

Announcement Body Information:

At the recent Annual General Meeting of Severn Trent Plc, it was announced that Mr Andrew Simon OBE, the senior independent non-executive director of the Company, would be standing down with immediate effect. Mr Simon, who has been a director of the Company for almost 13 years, stands down in line with best corporate governance principles.

www.severntrent.com